UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

KIMBER RESOURCES INC.

(Name of Subject Company (Issuer))

INVECTURE GROUP, S.A. DE C.V.

(Names of Filing Persons (Offerors))

Common Shares

(Title of Class of Securities)

49435N101

(CUSIP Number of Class of Securities)

Jose Luis Ramos

Invecture Group, S.A. de C.V.

Montes Urales 750 piso 3A

Lomas de Chapultepec

CP 11010 Mexico D.F.

Mexico

+ (52) 55-5520-0173

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 Attention: Christopher J. Cummings David S. Huntington (212) 373-3000	Blake, Cassels & Graydon LLP 595 Burrard Street P.O. Box 49314 Suite 2600, Three Bentall Centre Vancouver, British Columbia, V7X 1L3 Attention: Michelle Audet (604) 631-3300

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
US$12,327,353	US$1,588

*	Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) CDN$0.15 per Common Share and (ii) 84,697,876, which is the estimated number of outstanding Common Shares, other than any Common Shares owned directly or indirectly by Invecture Group, S.A. de C.V. and its affiliates, converted to U.S. dollars based on the Bank of Canada noon rate of US$0.9703 = CDN$1.00 on October 7, 2013.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	US$1,588
Form or Registration No:	Schedule TO
Filing Party:	Invecture Group, S.A. de C.V.
Date Filed:	October 10, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
☐	ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
☐	GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
☒	AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

☒	Check the box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed on October 10, 2013, as amended on October 30, 2013 (the “Schedule TO”), by Invecture Group, S.A. de C.V., a corporation existing under the laws of Mexico (“Invecture”). The Schedule TO relates to the offer to purchase (the “Offer”) by Invecture for all of the issued and outstanding common shares (the “Common Shares”) of Kimber Resources Inc., a corporation existing under the laws of British Columbia (“Kimber”), other than any Common Shares owned directly or indirectly by Invecture and its affiliates. The Offer is subject to the terms and conditions set forth in Invecture’s Offer and Circular dated October 10, 2013, as amended on October 30, 2013 (the “Offer and Circular”).

The information set forth in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to all items of information required to be included in, or covered by, the Schedule TO, and is supplemented by the information specifically provided herein. Capitalized terms used herein but not defined herein have the meaning given to such terms in the Offer and Circular.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“The Offer expired at 5:00 p.m. Eastern time on November 15, 2013 (the “Expiry Time”). All of the terms and conditions of the Offer have been satisfied, and Invecture will take up and pay for approximately 62,902,631 Common Shares validly deposited under the Offer, representing approximately 60.1% of the issued and outstanding Common Shares and 74.3% of the issued and outstanding Common Shares excluding the Common Shares already held directly or indirectly by Invecture and its affiliates. Following the take up of the Common Shares, Invecture and its affiliates will hold approximately 82,902,631 Common Shares or approximately 79.2% of the issued and outstanding Common Shares of Kimber.

On November 15, 2013, Kimber and Invecture issued a joint press release announcing the completion of the Offer and results. The full text of the press release is attached as Exhibit (a)(1)(viii) and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to Item 12:

(a)(1)(viii)	Press Release dated November 15, 2013.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVECTURE GROUP, S.A. DE C.V.

By:	/s/ Jose Luis Ramos
Name: Jose Luis Ramos Title: CFO

Dated: November 15, 2013

INDEX TO EXHIBITS

Exhibit Number

(a)(1)(i)	Offer and Circular dated October 10, 2013.**

(a)(1)(ii)	Letter of Transmittal.**

(a)(1)(iii)	Notice of Guaranteed Delivery.**

(a)(1)(iv)	Press Release dated October 10, 2013.**

(a)(1)(v)	Form of Newspaper Advertisement.**

(a)(1)(vi)	Letter to Kimber Shareholders dated October 10, 2013.**

(a)(1)(vii)	Press Release dated September 25, 2013.**

(a)(1)(viii)	Press Release dated November 15, 2013.*

(d)(1)(i)	Support Agreement, dated September 25, 2013, between Invecture and Kimber.**

(d)(1)(ii)	Form of Lock-Up Agreement entered into between Invecture and each director and officer of Kimber on September 25, 2013.**

*	Filed herewith.
**	Previously filed.